SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. )

                             ALLEGRO NEW MEDIA, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   016903 10 6
                                 (CUSIP Number)

                                Neil M. Kaufman
                    Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                            Jericho, New York 11753
                                 (516)822-4820

  (Name , Address and Telephone Number of Person Authorized to Receive Notice
                              and Communications)

                                 August 12, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ] A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                    CUSIP No. 016903 10 6 Page 2 of 74 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person      Barry A.  Cinnamon
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group*              (a)
                                                                    (b) [X]
-------------------------------------------------------------------------------
3    SEC Use Only
-------------------------------------------------------------------------------

4    Source of Funds                                        Not Applicable
-------------------------------------------------------------------------------

5    Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization                   U.S.A.
-------------------------------------------------------------------------------

Number of
Shares         7         Sole Voting Power                  869,820
-------------------------------------------------------------------------------

Beneficially   8         Shared Voting Power                1,869,820
-------------------------------------------------------------------------------

Owned by Each
Reporting      9         Sole Dispositive Power             869,820
-------------------------------------------------------------------------------

Person
With           10        Shared Dispositive Power           123,138
-------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                             869,820
-------------------------------------------------------------------------------

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                            [X]
-------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)
                              19.5%
-------------------------------------------------------------------------------

14   Type of Reporting Person*
                              IN
-------------------------------------------------------------------------------

Item 1:    Security and Issuer.

The securities to which this Schedule 13D relate are the shares of Common Stock, par value $.001 per share (the "Shares") of Allegro New Media, Inc. (the "Issuer"), a corporation organized under the laws of the State of Delaware. The address of the Issuer's principal executive office is 3 Oak Road, Fairfield, NJ 07004.

Item 2:    Identity and Background.

The person filing this statement is Barry A. Cinnamon, a United States citizen. As a result of a Stockholders' Agreement among Mr. Cinnamon, Gwyn Jones, Norman Alexander, James Bryce, Peter Beedham, Ralf Mellor, Esprit Automations, Mark
Gee,  Robert  O'Mara,  Darren  Darvill,  Mark  Ramsey,  Mark  Daintree,   David
Brailsford, David Harris, Ingrid Regen, Michael LaRocque, Joseph Ossai, Leo Belodeau, Michael Clough, Jay Jackson,David Garreth Howe, Robin Bryce, Wallace Bryce, and Mr. Cinnamon and Mark Leininger, as Trustees of the Serif (Europe) Limited Employee Stock Option Scheme (the "Stockholders' Agreement," attached hereto as Exhibit 1), Mr. Cinnamon and such persons may be deemed, pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, to be a "Group." Mr. Cinnamon disclaims the existence of a group and disclaims beneficial ownership of Shares beneficially owned by any person who may be deemed part of such group.

Mr. Cinnamon's business address is 3 Oak Road, Fairfield, NJ 07004. Mr. Cinnamon has been President and Chief Executive Officer of the Issuer since the inception of its business in December 1993 and has been Chairman of the Board of the Issuer since August 1995. From 1988 through September 1992, Mr. Cinnamon was President, Treasurer, Director and co-founder of the Bureau of Electronic Publishing, Inc., a CD-ROM company.

During the last five years, Mr. Cinnamon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which he was or is subject to a judgement, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:    Source or Amount of Funds or Other Consideration.

Not applicable.

Item 4:    Purpose of the Transaction.

Mr. Cinnamon acquired the 869,820 Shares he beneficially owns directly in connection with his formation and funding of, and employment with, the Issuer, which acquisitions were prior to the Issuer's initial public offering. Mr. Cinnamon has previously filed a Schedule 13G reporting the ownership of such Shares.

Pursuant to the terms of the Stockholders' Agreement, Mr. Cinnamon may be deemed to have acquired the right, under certain circumstances, to direct the vote of the 1,000,000 Shares owned by the other parties to the Stockholders' Agreement since, pursuant to the Stockholders' Agreement, Mr. Cinnamon and each of the other parties thereto has agreed to vote the Shares owned by him, and upon the conversion or exchange of any securities convertible into or exchangeable for Shares, the Shares received upon such conversion or exchange, for the election to the Board of Directors of the Issuer (the "Board") of the individuals nominated by the Board and for the election to the Board of Gwyn Jones or another person designated by Gwyn Jones.

On October 1, 1996, the Issuer entered into an Agreement and Plan of Reorganization with Software Publishing Corporation ("SPC") and SPC Acquisition Corporation, a wholly-owned subsidiary of the Issuer, pursuant to which, among other things, the Issuer agreed to (i) merge SPC Acquisition Corporation with and into SPC and to issue Shares to the former stockholders of SPC and (ii) to increase the number of directors comprising the Board of Directors of the Issuer to eleven (11), two (2) of whom will be designated by SPC. This agreement and the trasactions contemplated thereby have been unanimously approved by the Board of Directors of the Issuer.

Except for the actions described in the preceding paragraphs, Mr. Cinnamon has no present plans or proposals which would result in a change in the present Board or management of the Issuer. Mr. Cinnamon has no other present plans which would result in a material change in the Issuer's business or corporate structure.


Item 5:    Interest in Securities of the Issuer.

(a) As of the close of business on August 12, 1996:

     (i) Mr. Cinnamon beneficially owns 869,820 Shares directly, which includes an aggregate of 52,778 held by Barry A. Cinnamon as custodian for his children under the New Jersey Uniform Gift to Minors Act. The number of Shares owned directly by Mr. Cinnamon does not include (a) 60,520 shares of the Issuer's Class B Voting Preferred Stock, each share of which has ten (10) votes on all matters subject to a vote of stockholders, (b) options to purchase 39,744 Shares granted to Mr. Cinnamon's wife, Lori Kramer Cinnamon, under the Issuer's 1994 Long Term Incentive Plan, which are not exercisable within the next sixty (60) days as to which Mr. Cinnamon disclaims beneficial ownership, (c) options to purchase 60,500 Shares granted to Mr. Cinnamon under the Issuer's 1994 Long Term Incentive Plan which are not exercisable within the next 60 days or (d) the 1,000,000 Shares owned by the other parties to the Stockholders' Agreement, which 1,000,000 Shares include 184,708 Shares held by Mr. Cinnamon and Mark E. Leininger as Trustees of the Serif (Europe) Limited Employee Share Ownership Trust.

     (ii) Mr. Jones beneficially owns 469,804 Shares, which includes 156,600 Shares which are held in escrow pursuant to two escrow agreements among Mr. Jones, the other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Jones has the right to vote.

     (iii) Mr. Alexander beneficially owns 67,913 Shares, which includes 22,637 Shares which are held in escrow pursuant to two escrow agreements among Mr. Alexander, the other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Alexander has the right to vote.

     (iv) Mr. James Bryce beneficially owns 26,250 Shares, which includes 8,750 Shares which are held in escrow pursuant to an escrow agreement among Mr. Bryce, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Bryce has the right to vote.

     (v) Mr. Beedham beneficially owns 51,276 Shares, which includes 17,092 Shares which are held in escrow pursuant to an escrow agreement among Mr. Beedham, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Beedham has the right to vote.

     (vi) Mr. Mellor beneficially owns 34,942 Shares, which includes 11,647 Shares which are held in escrow pursuant to an escrow agreement among Mr. Mellor, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Mellor has the right to vote.

     (vii) Espirit Automations beneficially owns 26,250 Shares, which includes 8,750 Shares which are held in escrow pursuant to an escrow agreement among Espirit Automations, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Espirit Automations has the right to vote.

     (viii) Mr. Gee beneficially owns 12,383 Shares, which includes 4,128 Shares which are held in escrow pursuant to an escrow agreement among Mr. Gee, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Gee has the right to vote.

     (ix) Mr. O'Mara beneficially owns 10,319 Shares, which includes 3,440 Shares which are held in escrow pursuant to an escrow agreement among Mr. O'Mara, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. O'Mara has the right to vote.

     (x) Mr. Darvill beneficially owns 4,128 Shares, which includes 1,376 Shares which are held in escrow pursuant to an escrow agreement among Mr. Darvill, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Darvill has the right to vote.

     (xi) Mr. Ramsey beneficially owns 4,128 Shares, which includes 1,376 Shares which are held in escrow pursuant to an escrow agreement among Mr. Ramsey, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Ramsey has the right to vote.

     (xii) Mr. Daintree beneficially owns 4,128 Shares, which includes 1,376 Shares which are held in escrow pursuant to an escrow agreement among Mr. Daintree, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Daintree has the right to vote.

     (xiii) Mr. Brailsford beneficially owns 2,683 Shares, which includes 894 Shares which are held in escrow pursuant to an escrow agreement among Mr.
Brailsford, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Brailsford has the right to vote.

     (xiv) Mr. Harris beneficially owns 17,542 Shares, which includes 5,847 Shares which are held in escrow pursuant to an escrow agreement among Mr. Harris, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Harris has the right to vote.

    (xv) Ms. Regen beneficially owns 12,270 Shares, which includes 4,090 Shares which are held in escrow pursuant to an escrow agreement among Ms. Regen, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Ms. Regen has the right to vote.

     (xvi) Mr. LaRocque beneficially owns 6,000 Shares, which includes 2,000 Shares which are held in escrow pursuant to an escrow agreement among Mr. LaRocque, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. LaRocque has the right to vote.

     (xvii) Mr. Ossai beneficially owns 6,000 Shares, which includes 2,000 Shares which are held in escrow pursuant to an escrow agreement among Mr. Ossai, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Ossai has the right to vote.

     (xviii) Mr. Belodeau beneficially owns 3,000 Shares, which includes 1,000 Shares which are held in escrow pursuant to an escrow agreement among Mr. Belodeau, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Belodeau has the right to vote.

     (xix) Mr. Clough beneficially owns 3,000 Shares, which includes 1,000 Shares which are held in escrow pursuant to an escrow agreement among Mr. Clough, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Clough has the right to vote.

     (xx) Mr. Jackson beneficially owns 3,000 Shares, which includes 1,000 Shares which are held in escrow pursuant to an escrow agreement among Mr. Jackson, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Jackson has the right to vote.

     (xxi) Mr. Howe beneficially owns 4,000 Shares, which includes 1,334 Shares which are held in escrow pursuant to an escrow agreement among Mr. Howe, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Howe has the right to vote.

     (xxii) Mr. Robin Bryce beneficially owns 23,138 Shares, which includes 7,712 Shares which are held in escrow pursuant to an escrow agreement among Mr. Bryce, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Bryce has the right to vote.

     (xxiii) Mr. Wallace Bryce beneficially owns 23,138 Shares, which includes 7,712 Shares which are held in escrow pursuant to an escrow agreement among Mr. Bryce, certain other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Bryce has the right to vote.

     (xxiv) Mr. Cinnamon and Mark E. Leininger, as Trustees of the Serif (Europe) Limited Employee Share Ownership Trust beneficially own 184,708 Shares, which includes 61,570 Shares which are held in escrow pursuant to an escrow agreement among Mr. Cinnamon and Mark E. Leininger, as Trustees of the Serif (Europe) Limited Stock Option Scheme, the other parties to the Stockholders' Agreement and Blau, Kramer, Wactlar & Lieberman, P.C., as escrow agent, which escrowed shares Mr. Cinnamon and Mark E. Leininger, as Trustees of the Serif (Europe) Employee Share Ownership Trust, have the right to vote.

(b) (i) Mr. Cinnamon has sole power to dispose or direct the disposition of the Shares beneficially owned by him.

     (ii) Mr. Cinnamon and Mr. Leininger have shared power to dispose or direct the disposition of the 123,138 Shares beneficially owned by them as Trustees of the Serif (Europe) Employee Share Ownership Trust.

(c) On August 23, 1996, Mr. Cinnamon sold 42,946 of the Shares then owned directly by him at a price of $6.00 per share in a transaction on NASDAQ.

Pursuant to the Stockholders' Agreement, until July 31, 1998, (i) Mr. Cinnamon has agreed to vote the Shares owned by him, and upon the conversion or exchange of any securities convertible into or exchangeable for Shares, the Shares received upon such conversion or exchange, for the election to the Board of Directors of the Issuer of Gwyn Jones or another person designated by Gwyn Jones and (ii) each of the other persons who are parties to the Stockholders Agreement have agreed to vote the Shares owned by him or her and, upon the conversion or exchange of any securities convertible into or exchangeable for Shares, the Shares received upon such conversion or exchange, for the election to the Board of the Issuer of the individuals nominated by the Board and for the election to the Board of Gwyn Jones or another person designated by Gwyn Jones.

Item 6: Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Pursuant to the Stockholders' Agreement, until July 31, 1998, Mr. Cinnamon and each of the other parties thereto has agreed to vote the Shares owned by him and, upon the conversion or exchange of any securities convertible into or exchangeable for Shares, the Shares received upon such conversion or exchange, for the election to the Board of the Issuer of the individuals nominated by the Board and for the election to the Board of Gwyn Jones or another person designated by Gwyn Jones.

Item 7:    Exhibits.

1. Stockholders' Agreement among Barry A. Cinnamon, Gwyn Jones and the Persons signatory thereto.

2. Escrow Agreement among Allegro New Media, Inc., Serif Inc., the Persons signatory thereto and Blau, Kramer, Wactlar & Lieberman, P.C., as Escrow Agent.

3. Escrow Agreement among Allegro New Media, Inc., Serif (Europe) Limited, the Persons signatory thereto and Blau, Kramer, Wactlar & Lieberman, P.C., as Escrow Agent.

4.    Trust Deed establishing "The Serif (Europe) Employee Share Ownership
      Trust."

5. Agreement and Plan of Reorganization by and among Allegro New Media, Inc., SPC Acquisition Corporation and Software Publishing Corporation.

Signature.
 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

October 31, 1996
------------------------
Date

/s/ Barry A. Cinnamon
------------------------
Signature

------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).